Exhibit 99.1

Below is a screen shot of the login page available to Google employees for the Transferable Stock Options Program.

Welcome, : Log Out

Last logged in :

Google TSO Program

Powered by Morgan Stanley

Home

My Account

Analytics

Help

Announcements | Personal Details | TSO Passcode Management | TSO FAQ | Legal Disclaimers

Google Transferable Stock Options Program

Program Description

The Google Transferable Stock Options Program (TSO) permits eligible employees to sell their vested post-IPO stock options at current market prices through an auction run by Morgan Stanley. Upon sale, the option maturity will be shortened to no more than two years. Selling the options instead of exercising them allows employees to realize some time value.

By using Transferable Stock Options, employees can observe high bids of their options and transaction-line. Your options are being sold to options dealers via an auction. There will be at least two options dealers participating in every auction. Options will be sold to the dealer with the highest bid. The following options dealers are participating in the auction: Citigroup, Credit Suisse, JP Morgan Chase, Morgan Stanley and UBS.

Announcements

IMPORTANT NOTICE -- On January 22, 2009, Google announced our plan for an option exchange of any outstanding stock option granted under our 2004 Stock Plan with an exercise price greater than the last reported sale price per share of our common stock on The Nasdaq Global Select Market on March 2, 2009. The option exchange has not launched. When the option exchange begins, if at all, Google will provide you with written materials explaining the terms and timing. You should read these materials carefully when they become available because they will contain important information about the option exchange.

When the offer period begins, Google will also file these materials with the Securities and Exchange Commission (SEC) as part of a tender offer statement. Googlers will be able to obtain these written materials and other documents filed by Google with the SEC free of charge from the SEC’s website at www.sec.gov or by email at                              If you sell your options through the TSO Program, you will not be able to exchange those options in the option exchange.

A message from Google:

The trading window for GOOG stock will open when the market opens on Monday, January 26th, 2009 at 9:30 AM ET. This window will remain open until the close of market on Friday, February 27th, 2009 at 4:00 PM ET. However, the trading window for transferable stock options (TSO) will close one hour before the close of market on Friday, February 27th, 2009 at 3:00 PM ET.

Remember that even when the trading window is open, any person possessing material nonpublic information about Google should not engage in any transactions in Google’s securities until such information has been known publicly for at least two trading days. In addition, you must make sure that any trades you engage in are in compliance with securities laws and the terms of Google’s Policy Against Insider Trading (at                             ).

On April 10th, the Global Equity Organization awarded the TSO program for “Most Innovative and Creative Plan Design” of 2008

Tip: If you experience problems selling your options, try upgrading your browser if you have an older version, or using an alternate browser. The TSO supports stable releases of Firefox 2, IE 6, IE 7 or Safari 2.0 - 3.1.1.

For assistance call